Filed by Blue Owl Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation II

Commission File No. 814-01219

Blue Owl Capital Corporation (“OBDC”) Overview of Proposed Merger Between OBDC and Blue Owl Capital Corporation II (“OBDC II”) November 5, 2025

The board of directors for each of OBDC and OBDC II have unanimously approved the merger and believe the transaction can create meaningful value for shareholders of both companies Generates immediate cost synergies Enhances shareholder liquidity and potential for broader investor participation Opportunity for net asset value per share accretion Anticipated Benefits of Proposed Merger to Shareholders As of September 30, 2025 unless otherwise noted. See endnotes for additional information. Merger between known, high-quality diversified portfolios with significant investment overlap that have been under Blue Owl management since inception Potential for net investment income accretion over time Reinforces position as the second largest publicly traded BDC1 with strong combined portfolio metrics

Key Transaction Terms Merger Structure OBDC to acquire 100% of OBDC II in a stock-for-stock merger, with shares of OBDC II common stock to be exchanged for shares of OBDC common stock Number of shares of OBDC common stock to be received by OBDC II shareholders to be determined at merger close based upon (i) the Net Asset Value1 (“NAV”) per share of OBDC II and OBDC, and (ii) the market price of OBDC common stock Combined company to continue to trade under the ticker “OBDC” on the New York Stock Exchange Pro Forma Portfolio and Balance Sheet3 $19.4 billion in total assets and $18.9 billion in total investments at fair value, strengthening OBDC’s positioning as the second largest publicly traded BDC2 Investments across 239 portfolio companies with 80% senior secured investments Net leverage of 1.17x debt-to-equity; no anticipated changes to OBDC’s target leverage ratio of 0.90x to 1.25x Combined company is expected to be investment-grade rated from four rating agencies4 – Moody’s, S&P, Fitch, Kroll OBDC’s existing debt will remain outstanding and OBDC II’s SPV I and 2026 Notes are expected to be transferred to OBDC through any necessary amendments and joinders5 Transaction Expense Support 50% of fees and expenses associated with the merger will be reimbursed by the adviser, Blue Owl Credit Advisors LLC, up to a cap of $3 million, if the merger is consummated Required Approvals Affirmative vote of a majority of outstanding shares at OBDC II Regulatory approvals and other customary closing conditions Management & Governance Blue Owl Credit Advisors LLC will continue to serve as the investment adviser of the combined company OBDC’s officers and board of directors are expected to remain unchanged Anticipated Distributions OBDC and OBDC II do not anticipate any interruptions to the payment of ordinary course dividends to respective shareholders between announcement and close of the merger Following the anticipated closing of the proposed merger and subject to OBDC Board approval, combined OBDC intends to declare and pay a regular dividend and any supplemental dividends declared, calculated as 50% of NII in excess of the regular dividend Share Repurchase Program OBDC’s Board has approved a $200 million discretionary share repurchase program effective immediately Anticipated Timing Expect proxy statement / prospectus and registration statement to be filed with the SEC in Q4 2025 Anticipate closing in Q1 2026, subject to shareholder approval and other customary closing conditions As of September 30, 2025 unless otherwise noted. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. See endnotes for additional information.

Transaction Rationale We believe the merger provides OBDC with a cost-efficient way to raise equity through a known, high-quality portfolio of assets, and creates potential for NII accretion over time As of September 30, 2025 unless otherwise noted. See endnotes for additional information. Generates Immediate Cost Synergies Expected to generate approximately $5 million of operational cost savings in the first year Greater scale could improve cost of debt and may enable access to a wider array of financing solutions at more favorable terms over time Enhances Shareholder Liquidity and Potential for Broader Investor Participation Larger scale creates potential for enhanced trading liquidity Increase to market capitalization and higher liquidity may also attract new investors, broadening our investor base Opportunity for NAV Per Share Accretion Structure allows for potential NAV per share accretion to OBDC if shares of OBDC are trading above its NAV per share at close Acquisition of a Known, High-Quality Portfolio of Assets3 Blue Owl Credit Advisors LLC, the adviser, has been allocating substantially the same investments to OBDC and OBDC II Significant portfolio overlap and investment strategy: approximately 98% of OBDC II’s investments are also in OBDC’s portfolio De-leveraging at close creates incremental capacity to deploy into new opportunities Reinforces Market Positioning with Strong Combined Portfolio Metrics Combined portfolio of $18.9 billion at fair value across 239 portfolio companies Maintains strong credit quality with approximately 1% of the portfolio on non-accrual and 91% 1- and 2-rated investments at fair value1 as of September 30, 2025 Combined company expected to continue to be second largest publicly traded BDC by assets2 Potential for Net Investment Income Accretion Over Time Operational synergies through the elimination of duplicative expenses Potential for lower cost of financing from streamlining and optimizing capital structure

OBDC at a Glance Blue Owl Capital Corporation (NYSE: OBDC) is the second largest publicly traded business development company focused on providing direct lending solutions to U.S. upper middle-market companies $17.1B Portfolio Size 10.3% Debt and Income Producing Portfolio Yield1 238 Portfolio Companies $1,024mm Portfolio Company Revenue2 42% Net Loan-to-Value3 $229mm Portfolio Company EBITDA2 Portfolio Mix by Asset Class Portfolio Mix by Industry Portfolio Characteristics Borrower Characteristics As of September 30, 2025 unless otherwise noted. Numbers may not sum due to rounding. See endnotes for additional information. 80% Senior Secured 30 Portfolio Industries

OBDC II at a Glance Portfolio Mix by Asset Class4 Portfolio Mix by Industry 87% Senior Secured 30 Portfolio Industries Blue Owl Capital Corporation II (“OBDC II”) was formed in 2017 as our successor fund to OBDC, providing our high-net-worth and private investors access to substantially the same investments, strategy and platform as OBDC $1.7B Portfolio Size 190 Portfolio Companies $956mm Portfolio Company Revenue2 43% Net Loan-to-Value3 $200mm Portfolio Company EBITDA2 Portfolio Characteristics Borrower Characteristics As of September 30, 2025 unless otherwise noted. Numbers may not sum due to rounding. See endnotes for additional information. 10.7% Debt and Income Producing Portfolio Yield1

As of September 30, 2025 unless otherwise noted. Totals may not sum due to rounding. Substantial Investment Overlap Will Help Facilitate a Seamless Portfolio Integration 98% of OBDC II investments are also held in OBDC OBDC Portfolio Overlap Fair Value (in Millions) % Portfolio Number of Portfolio Companies Fair Value (in Millions) % Portfolio Number of Portfolio Companies Overlapping Investments $15,478 90% 189 $1,690 98% 189 Non-Overlapping Investments $1,658 10% 49 $27 2% 1 Total Investments $17,136 238 $1,717 190 90% of OBDC investments are also held in OBDC II OBDC II Portfolio Overlap

As of September 30, 2025 unless otherwise noted. Totals may not sum due to rounding. See endnotes for additional information. Enhanced Scale with Benefits of Diversification and Yield At Fair Value Illustrative Combined Company1 OBDC OBDC II Investments ($mm) $18,854 $17,136 $1,717 Top 10 Investments 21% 22% 25% Top 25 Investments 40% 40% 48% Number of Portfolio Companies 239 238 190 Senior Secured Investments 80% 80% 87% Average Position Size 0.4% 0.4% 0.5% Non-Accruals (% of Total Portfolio) 1.3% 1.3% 1.9% Debt and Income Producing Portfolio Yield2 10.3% 10.3% 10.7% Illustrative Portfolio Mix by Asset Class Illustrative Portfolio Mix by Industry

Larger Publicly Traded BDCs are Generally More Liquid Larger market capitalization likely to increase trading liquidity, creating an attractive opportunity for investors and potentially broaden our investor base Represents Blue Owl BDCs Source: Bloomberg. Includes BDCs with market cap >$1bn.Bloomberg. Data as of October 31, 2025. OBDC and OBDC II ADTV. OBDC + OBDC II combined market cap reflects OBDC market cap as of 10/31/25 + latest reported OBDC II NAV as of 9/30/25. For pro forma ADTV, OBDC II implied ADTV calculated using the peer average 1M ATV as a percentage of market cap multiplied by OBDC II NAV as of 9/30/25. Due to lock-ups post listing, OTF’s average daily trading volume is not represented.

Combined Capital Structure Maintains Funding Flexibility

The increased scale of the combined company may enable better access to a wider array of debt funding solutions and a potential reduction to borrowing costs

As a combined portfolio, OBDC may benefit from…

- ✓ Opportunity to optimize bank lending relationships and drive funding cost savings
- ✓ Potential for cost savings from streamlined capital structure
- ✓ A differentiated credit ratings portfolio through prioritization of unsecured notes

Comparative Debt Mix ($mm)	OBDC	OBDC II	Illustrative Combined Entity[1]
Total Outstanding Debt	$9,627	$792	$10,419
Total Committed Debt	$12,864	$1,235	$13,590
Total Assets	$17,605	$1,777	$19,371
Cash & Cash Equivalents	$321	$48	$369
Net Leverage Ratio	1.22x	0.78x	1.17x
Funding Mix (Committed Basis)			



Revolving Credit Facility
SPVs
CLOs
Unsecured Notes
39%
30%
13%
18%
28%
20%
30%
21%
40%
29%
15%
17%

Investment Grade Ratings[2]			Expected:
Moody's	Baa3 (Positive)	Baa3 (Positive)	Baa3 (Positive)
Fitch	BBB (Stable)	BBB- (Stable)	BBB (Stable)
S&P	BBB- (Stable)	BBB- (Stable)	BBB- (Stable)
KBRA	BBB+ (Stable)	BBB+ (Stable)	BBB+ (Stable)

As of September 30, 2025 unless otherwise noted. Totals may not sum due to rounding. See endnotes for additional information. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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As of September 30, 2025 unless otherwise noted. Totals may not sum due to rounding. See endnotes for additional information. Accretive to Net Investment Income Over Time Operational Synergies Potential for Lower Costs of Financing Capacity for Deployment into New Opportunities Estimated Operating Expense Savings In Year One1 Approximately $5 Million in Year One Additional Capacity for Deployment of Capital Incremental capacity to deploy into new opportunities

Allows for potential NAV per share accretion at OBDC if shares of OBDC are trading above its NAV per share at close Overview of Proposed Merger Consideration OBDC At Or Below NAV Per Share NAV-for-NAV Transaction will be NAV per share neutral OBDC P/NAV ≤ 100% 1 OBDC Above NAV Per Share Exchange Ratio Based on OBDC Trading Level 2 In any scenario where OBDC is trading above NAV per share, the transaction is expected to be accretive to OBDC’s NAV per share and will value OBDC II at NAV OBDC P/NAV > 100% If OBDC is trading at less than or equal to 100% of NAV per share, the exchange ratio will be calculated as: OBDC II NAV per share / OBDC NAV per share If OBDC is trading at above 100% of NAV per share, the exchange ratio will be calculated as: OBDC II NAV per share / OBDC market price per share OBDC to acquire 100% of OBDC II in a stock-for-stock merger, with shares to be exchanged based upon an exchange ratio determined prior to closing As of September 30, 2025 unless otherwise noted. Subject to the impact of transaction costs net of adviser reimbursement and any tax-related distributions. Final merger net asset value will be determined within 48 hours prior to closing (excluding Sundays and holidays).

Structure Provides Opportunity for NAV Per Share Accretion

	OBDC Trading At or Below NAV Per Share[1] NAV-for-NAV	OBDC Trading Above NAV Per Share[1] Exchange Ratio Based on OBDC Trading Level
	Scenario ①	Scenario ②
OBDC Illustrative P / NAV[1]	90%	110%
OBDC Illustrative Implied Market Price[1]	$13.40	$16.38
OBDC NAV Per Share[1,2]	$14.89	$14.89
OBDC II NAV Per Share[1,2]	$8.41	$8.41
Applicable Exchange Ratio Formula	Exchange Ratio = OBDC II NAV per share / OBDC NAV per share	Exchange Ratio = OBDC II NAV per share / OBDC market price per share
Illustrative Exchange Ratio[3]	$8.41 / $14.89 = 0.5648 Each OBDC II shareholder to receive 0.5648 shares of OBDC per OBDC II share	$8.41 / $16.38 = 0.5134 Each OBDC II shareholder to receive 0.5134 shares of OBDC per OBDC II share
Illustrative OBDC NAV Per Share Accretion	NAV per share neutral	$0.16 per share / 1.0%

As of September 30, 2025 unless otherwise noted. See endnotes for additional information.

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Combined Company is Well-Positioned to Deliver for Investors We believe the proposed merger creates meaningful value for both sets of shareholders Enhanced shareholder liquidity Reinforces market positioning and strong combined portfolio metrics Immediate cost synergies Acquisition of a known, high-quality portfolio Potentially accretive to net investment income over time Opportunity for NAV per share accretion OBDC is a Market Leading BDC with a Proven Track Record 2nd Largest Publicly Traded BDC1 27 bps Net Loss Rate Since Inception3 4% NAV Growth Since Inception4 ~95% Total Return Since Inception2 9.5% Annualized Return on Adjusted NII5 9.9% Annualized Dividend Yield6 $17bn+ Total Investments 80% Senior Secured, First-Lien Focused

Appendix

Timeline subject to regulatory and shareholder approval. Illustrative Transaction Timeline Combined Company: November 2025 Q4 2025 Q1 2026 Transaction announcement Shareholder meetings N-14 registration statement and proxy filed with the SEC Target closing Proxy solicitation begins

Merger Consideration Structure As of September 30, 2025 unless otherwise noted. See endnotes for additional information. OBDC to acquire 100% of OBDC II in a stock-for-stock transaction, with shares to be exchanged based on the following: If the ratio of OBDC’s market price to OBDC’s NAV per share is less than or equal to 100% then the exchange ratio is determined by the ratio of (a) OBDC II’s NAV per share and (b) OBDC’s NAV per share 48 hours prior to transaction close, or If the ratio of OBDC’s market price to OBDC’s NAV per share is greater than 100% then the exchange ratio is determined by the ratio of (a) OBDC II’s NAV per share and (b) OBDC’s market price 48 hours prior to transaction close Merger Consideration Description Merger Consideration Formulaic Representation If the ratio of OBDC’s market price to OBDC’s NAV per share is less than or equal to 100%: Exchange ratio = OBDC II NAV per share / OBDC NAV per share If the ratio of OBDC’s market price to OBDC’s NAV per share is greater than 100%: Exchange ratio = OBDC II NAV per share / OBDC market price

Endnotes

Note: Figures are as of the quarter-ended September 30, 2025 at fair value unless otherwise noted. Past performance is not a guarantee of future results.

Page 2: Anticipated Benefits of Proposed Merger to Shareholders
1. BDC ranking based on latest publicly available filings as of October 31, 2025. Combined company total assets are as of September 30, 2025.

Page 3: Key Transaction Terms
1. Subject to the impact of transaction costs net of adviser reimbursement and any tax-related distributions. Final merger net asset value will be determined within 48 hours prior to closing (excluding Sundays and holidays).
2. BDC ranking based on latest publicly available filings as of October 31, 2025. Combined company total assets are as of September 30, 2025.
3. Pro forma as of September 30, 2025 and at fair value. Pro forma is defined as OBDC and OBDC II metrics on a combined basis.
4. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. For complete ratings definitions please visit moodys.com, standardandpoors.com, fitchratings.com and krollbondratings.com.
5. Assumes that the OBDC II Revolving Credit Facility and CLO XIII is terminated prior to the merger.

Page 4: Transaction Rationale
1. As part of its portfolio monitoring process, Blue Owl Credit Advisors LLC employs an investment rating system to categorize our investments, where 1 is the highest rating and 5 is the lowest.
2. BDC ranking based on latest publicly available filings as of October 31, 2025. Combined company total assets are as of September 30, 2025.
3. Pro forma as of September 30, 2025 and at fair value. Pro forma is defined as OBDC and OBDC II metrics on a combined basis.

Page 5: OBDC at a Glance
1. Weighted average total yield of debt and income producing securities at fair value.
2. Borrower financials are derived from the most recently available portfolio company financial statements, typically a quarter in arrears, have not been independently verified by Blue Owl, and may reflect a normalized or adjusted amount. Accordingly, Blue Owl makes no representation or warranty in respect of this information. This represents 94.4% of OBDC's total debt portfolio based on fair value as of 9/30/2025 and excludes certain investments that fall outside of our typical borrower profile.
3. "Net LTV" represents the net ratio of "loan to value" for each portfolio company, weighted based on the fair value of OBDC's loan investment. The "attachment point" is the principal amount of debt that is senior to OBDC's loan investment, and that amount plus the principal amount of the loan in which OBDC invested and other equally ranked debt is the "last dollar" amount. "Value" represents an estimate of enterprise value of each portfolio company, a calculation that will vary by portfolio company.

Page 6: OBDC II at a Glance
1. Weighted average yield of accruing debt and income producing securities at fair value.
2. Borrower financials are derived from the most recently available portfolio company financial statements, typically a quarter in arrears, have not been independently verified by Blue Owl, and may reflect a normalized or adjusted amount. Accordingly, Blue Owl makes no representation or warranty in respect of this information. This represents 95.7% of OBDC II's total debt portfolio based on fair value as of 9/30/2025 and excludes certain investments that fall outside of our typical borrower profile.
3. "Net LTV" represents the net ratio of "loan to value" for each portfolio company, weighted based on the fair value of OBDC II's loan investment. The "attachment point" is the principal amount of debt that is senior to OBDC II's loan investment, and that amount plus the principal amount of the loan in which OBDC II invested and other equally ranked debt is the "last dollar" amount. "Value" represents an estimate of enterprise value of each portfolio company, a calculation that will vary by portfolio company.
4. Specialty Finance Debt and Joint Ventures each represent <1% of the portfolio

Page 8: Enhanced Scale with Benefits of Diversification and Yield
1. Pro forma as of September 30, 2025 and at fair value. Pro forma is defined as OBDC and OBDC II metrics on a combined basis.
2. Weighted average yield of accruing debt and income producing securities at fair value.

Page 9: Larger Publicly Traded BDCs are Generally More Liquid
1. OBDC + OBDC II combined market cap reflects OBDC market cap as of October 31, 2025 and latest reported OBDC II NAV as of September 30, 2025.

Page 10: Combined Capital Structure Maintains Funding Flexibility
1. Pro forma as of September 30, 2025 and at fair value. Pro forma is defined as OBDC and OBDC II metrics on a combined basis. Assumes that the OBDC II revolving credit facility and CLO XIII are terminated prior to merger close.
2. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. For complete ratings definitions please visit moodys.com, standardandpoors.com, fitchratings.com and krollbondratings.com.

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Endnotes Note: Figures are as of the quarter-ended September 30, 2025 at fair value unless otherwise noted. Past performance is not a guarantee of future results. Page 11: Accretive to Net Investment Income Over Time OBDC and OBDC II standalone operating expenses include professional fees, general and administrative expenses and directors' fees for the LTM period ended September 30, 2025. Page 13: Structure Provides Opportunity for NAV Per Share Accretion Final merger NAV per share and relevant OBDC market price will be determined within 48 hours prior to closing (excluding Sundays and holidays). NAV per share as of September 30, 2025. NAV per share is rounded to 2 decimal places for presentation purposes only. Does not include the impact of certain expected merger adjustments; including, but not limited to, merger accounting adjustments, the impact of transaction expenses, and tax distributions if applicable. Calculations of illustrative exchange ratios reflect exact NAV per share figures. Page 14: Combined Company is Well-Positioned to Deliver for Investors BDC ranking based on latest publicly available filings as of October 31, 2025. Total return since inception is calculated as the change in quarterly net asset value per share plus total dividends per share divided by net asset value per share at inception. Average of the annual net realized gain/loss rates since inception (where the annual net realized gain/loss rate is calculated as the total net realized gains/losses for a particular year divided by the average quarterly investments at amortized cost in such year). Latest adjusted net investment income per share divided by latest base dividend per share. Annualized Q3 2025 adjusted net investment income per share divided by beginning period net asset value per share. Dividend yield based on annualized Q4 2025 regular dividend of $0.37 per share declared on November 4, 2025 and Q3 2025 net asset value per share of $14.89

Forward-Looking Statements Certain statements made in this presentation are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 because they relate to future events, future performance or financial condition of Blue Owl Capital Corporation (NYSE: OBDC) or Blue Owl Capital Corporation II (“OBDC II”) or the proposed two-step merger of OBDC II and OBDC (the “Mergers”). When used in this presentation, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “would,” “should,” “future,” “propose,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside OBDC’s and OBDC II’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Any such forward-looking statements are made pursuant to the safe harbor provisions available under applicable securities laws and speak only as of the date of this presentation. OBDC and OBDC II assume no obligation to update or revise any such forward-looking statements except as required by law. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Merger closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine, as well as political and social unrest in the Middle East and North Africa regions, uncertainty with respect to immigration and general uncertainty surrounding the financial and political stability of the United States, the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDC II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated inflation rates, fluctuating interest rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, changes in law or regulation, including the impact of tariff enactment and tax reductions, trade disputes with other countries, and the risk of recession or a prolonged shutdown of government services could impact business prospects of OBDC and OBDC II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDC II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). The information contained in this presentation is summary information that is intended to be considered in the context of OBDC’s and OBDC II’s filings with the SEC and other public announcements that OBDC or OBDC II may make, by press release or otherwise, from time to time. OBDC and OBDC II also use their websites to distribute company information, including performance information, and such information may be deemed material. Accordingly, investors should monitor OBDC’s and OBDC II’s website (www.blueowlcapitalcorporation.com and www.blueowlproducts.com). OBDC and OBDC II undertake no duty or obligation to publicly update or revise the forward-looking statements or other information contained in this presentation. These materials contain information about OBDC, OBDC II and their respective affiliates and certain of their respective personnel and affiliates, information about their respective historical performance and general information about the market. You should not view information related to the past performance of OBDC and OBDC II or information about the market, as indicative of future results, the achievement of which cannot be assured. Disclosures

Important Notice; No Offer or Solicitation No representations or warranties, express or implied are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will OBDC, OBDC II or any of their respective subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. This presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of OBDC and OBDC II or the Mergers. Viewers of this presentation should each make their own evaluation of OBDC, OBDC II and the Mergers and of the relevance and adequacy of the information contained herein and should make sure other investigations as they deem necessary. This presentation does not constitute an offer to sell, or the solicitation of an offer to buy or sell, any securities, investment funds, vehicles or accounts, investment advice or any other service by OBDC, OBDC II or any of their respective affiliates or subsidiaries. Nothing in this presentation constitutes the provision of tax, accounting, financial, investment, regulatory, legal or other advice by OBDC, OBDC II or their respective advisors. Industry and Market Data This presentation may contain information obtained from third parties. Such information has not been independently verified and, accordingly, OBDC and OBDC II make no representation or warranty in respect of this information. Reproduction and distribution of third party content in any form is prohibited except with the prior written permission of the related third party. Third party content providers do not guarantee the accuracy, completeness, timeliness or availability of any information, including ratings, and are not responsible for any errors or omissions (negligent or otherwise), regardless of the cause, or for the results obtained from the use of such content. THIRD PARTY CONTENT PROVIDERS GIVE NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE. THIRD PARTY CONTENT PROVIDERS SHALL NOT BE LIABLE FOR ANY DIRECT, INDIRECT, INCIDENTAL, EXEMPLARY, COMPENSATORY, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, COSTS, EXPENSES, LEGAL FEES, OR LOSSES (INCLUDING LOST INCOME OR PROFITS AND OPPORTUNITY COSTS OR LOSSES CAUSED BY NEGLIGENCE) IN CONNECTION WITH ANY USE OF THEIR CONTENT, INCLUDING RATINGS. Credit ratings are statements of opinions and are not statements of fact or recommendations to purchase, hold or sell securities. They do not address the suitability of securities or the suitability of securities for investment purposes, and should not be relied on as investment advice. Additional Information and Where to Find It In connection with the Mergers, OBDC II plans to file with the SEC and mail to its shareholders a proxy statement/prospectus (the “Proxy Statement”) and OBDC plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”) that will include the Proxy Statement and a prospectus of OBDC. The Proxy Statement and Registration Statement will each contain important information about OBDC, OBDC II, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDC II ARE URGED TO READ THE PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDC II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDC II, from OBDC II’s website at https://www.blueowlproducts.com. Participation in the Solicitation OBDC, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. OBDC II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about directors and executive officers of OBDC II is set forth in its proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2025. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDC II shareholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above. Disclosures

Past performance is not indicative of future results. As of September 30, 2025. Pro forma is defined as OBDC and OBDC II metrics on a combined basis. Assets Under Management (“AUM”) refers to the assets that we manage and is generally equal to the sum of (i) net asset value (“NAV”); (ii) drawn and undrawn debt; (iii) uncalled capital commitments; (iv) total managed assets for certain Credit and Real Assets products; and (v) par value of collateral for collateralized loan obligations (“CLOs”) and other securitizations. This presentation contains proprietary information regarding Blue Owl Capital Inc. (“Blue Owl”), its affiliates and investment program, funds sponsored by Blue Owl, including the Credit Funds, the GP Strategic Capital Funds and the Real Estate Funds (collectively the “Blue Owl Funds”) as well as investment held by the Blue Owl Funds. This presentation and the information contained in this presentation may not be reproduced or distributed to persons other than the recipient or its advisors. The views expressed and, except as otherwise indicated, the information provided are as of the report date and are subject to change, update, revision, verification, and amendment, materially or otherwise, without notice, as market or other conditions change. Since these conditions can change frequently, there can be no assurance that the trends described herein will continue or that any forecasts are accurate. In addition, certain of the statements contained in this presentation may be statements of future expectations and other forward-looking statements that are based on the current views and assumptions of Blue Owl and involve known and unknown risks and uncertainties (including those discussed below) that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. These statements may be forward-looking by reason of context or identified by words such as “may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential or continue” and other similar expressions. Neither Blue Owl, its affiliates, nor any of Blue Owl’s or its affiliates' respective advisers, members, directors, officers, partners, agents, representatives or employees or any other person (collectively the “Blue Owl Entities”) is under any obligation to update or keep current the information contained in this document. This presentation contains information from third party sources which Blue Owl has not verified. No representation or warranty, express or implied, is given by or on behalf of the Blue Owl Entities as to the accuracy, fairness, correctness or completeness of the information or opinions contained in this presentation and no liability whatsoever (in negligence or otherwise) is accepted by the Blue Owl Entities for any loss howsoever arising, directly or indirectly, from any use of this presentation or its contents, or otherwise arising in connection therewith. Performance Information: Where performance returns have been included in this presentation, Blue Owl has included herein important information relating to the calculation of these returns as well as other pertinent performance related definitions. SPV Asset Facilities: Certain of our wholly owned subsidiaries are parties to credit facilities (the “SPV Asset Facilities”). Pursuant to the SPV Asset Facilities, we sell and contribute certain investments to these wholly owned subsidiaries pursuant to sale and contribution agreements by and between us and the wholly owned subsidiaries. No gain or loss is recognized as a result of these contributions. Proceeds from the SPV Asset Facilities are used to finance the origination and acquisition of eligible assets by the wholly owned subsidiary, including the purchase of such assets from us. We retain a residual interest in assets contributed to or acquired to the wholly owned subsidiary through our ownership of the wholly owned subsidiary. The SPV Asset Facilities are secured by a perfected first priority security interest in the assets of these wholly owned subsidiaries and on any payments received by such wholly owned subsidiaries in respect of those assets. Assets pledged to lenders under the SPV Asset Facilities will not be available to pay our debts. The SPV Asset Facilities contain customary covenants, including certain limitations on the incurrence by us of additional indebtedness and on our ability to make distributions to our shareholders, or redeem, repurchase or retire shares of stock, upon the occurrence of certain events, and customary events of default (with customary cure and notice provisions). CLOs: CLO Debt is the secured obligation of the CLO Issuers, and the Indenture and the CLO Credit Agreement include customary covenants and events of default. Assets pledged to holders of the Secured Debt and the other secured parties under the Indenture will not be available to pay our debts. The CLO Notes were offered in reliance on Section 4(a)(2) of the Securities Act. The CLO Notes have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act as applicable. All investments are subject to risk, including the loss of the principal amount invested. These risks may include limited operating history, uncertain distributions, inconsistent valuation of the portfolio, changing interest rates, leveraging of assets, reliance on the investment advisor, potential conflicts of interest, payment of substantial fees to the investment advisor and the dealer manager, potential illiquidity, and liquidation at more or less than the original amount invested. Diversification will not guarantee profitability or protection against loss. Performance may be volatile, and the NAV may fluctuate. This material is for informational purposes only and is not an offer or a solicitation to sell or subscribe for any fund and does not constitute investment, legal, regulatory, business, tax, financial, accounting, or other advice or a recommendation regarding any securities of Blue Owl, of any fund or vehicle managed by Blue Owl, or of any other issuer of securities. Only a definitive offering document (i.e.: Prospectus or Private Placement Memorandum) can make such an offer. Neither the Securities and Exchange Commission, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or Private Placement Memorandum is truthful or complete. Any representation to the contrary is a criminal offense. Securities are offered through Blue Owl Securities LLC, member of FINRA/SIPC, as Dealer Manager. Copyright© Blue Owl Capital Inc. 2025 All rights reserved. This presentation is proprietary and may not be reproduced, transferred, or distributed in any form without prior written permission from Blue Owl. It is delivered on an “as is” basis without warranty or liability by accepting the information, you agree to abide by all applicable copyright and other laws, as well as any additional copyright notices or restrictions contained in the information. Disclaimer

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